

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

James Fry
Executive Vice President, General Counsel,
and Corporate Secretary
Swift Holdings Corp.
2200 South 75th Avenue
Phoenix, AZ 85043

   Re: **Swift Holdings Corp.**
      Amendment No. 2 to Registration Statement on Form S-1
      Filed November 8, 2010
      File No. 333-168257

Dear Mr. Fry:

  We note your response to our prior comment letter to you dated September 22, 2010 and have the following additional comments. Please note that the page numbers below reference the marked copy of your filing provided by counsel.

Summary, page 1
Overview, page 1

1. We note your response to our prior comment one and reissue. Please revise to either provide your net losses, in addition to your operating income, for you most recent audited period and interim stub before your discussion about your growth between 1991 – 2006, or delete these growth statistics as they no longer seem relevant and the audited financials accompanying that time frame are not included in this filing. Similarly revise on page 52.

2. Please also revise to include the summary financial table that you deleted from page 2 of the filing. This will help balance the disclosure you have included in the last three paragraphs of this section.

3. We note your response to our prior comment one and reissue. Please revise to also include your net losses for the most recent audited period and interim stub in the opening paragraph.

4. Please delete the discussion about your growth between 1991 – 2006, as these growth statistics no longer seem relevant and the audited financials accompanying that time frame are not included in this filing. Similarly revise under "Our Business," at page 51.

Risks Related to this Offerings, page 30

5. Please add a risk factor to discuss the risk that you may be unable to conduct the Concurrent Transactions as planned. Specifically include, for example, that noteholders may not tender, you may not receive necessary consents, or that conditions to the closing of the transactions will not occur or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52
Our Business, page 52

6. Please revise to also include your net losses for the most recent audited period and interim stub in the opening paragraph.

Liquidity and Capital Resources, page 78

7. Please revise this section to discuss the affect on your liquidity of the tender offer for your outstanding senior secured and floating rate notes or advise.

Concurrent Transactions, page 140

8. Please revise to briefly disclose the terms of the stockholder loan and its expected cancellation. In your revised disclosure please explain how the loan is apparently tied to the consent of the lenders under you senior secured credit facility and holders of your notes.

Notes Offering, page 140

9. Please tell us why the Note offering does not need to be integrated with this common stock offering.

Tender Offers and Consent Solicitations, page 140

10. Please tell us if you anticipate making any other SEC filings in regards to the tender offers or consent solicitations. If so, please address the timing of such filings in regards to this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-33210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Richard Aftanas, via facsimile (917) 777-4112